Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock
and
All Outstanding Shares of Series B Convertible Preferred Stock
of
THERMA-WAVE, INC.
at
$1.65 Net Per Share of Common Stock
and
$1.65 Net Per Share of Common Stock into which
each Share of Series B Convertible Preferred Stock is Convertible
at the Time of the Consummation of the Offer
by
FENWAY ACQUISITION CORPORATION
a wholly-owned subsidiary of
KLA-TENCOR CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 14, 2007, UNLESS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED JANUARY 7, 2007 AMONG KLA-TENCOR CORPORATION (“PARENT”), FENWAY ACQUISITION CORPORATION (THE “PURCHASER”) AND THERMA-WAVE, INC. (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY BY UNANIMOUS RESOLUTION HAS, AMONG OTHER THINGS, (I) DECLARED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, (II) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND (III) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER, PRIOR TO THE EXPIRATION OF THE OFFER, AND NOT WITHDRAWN, SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE ( “COMMON SHARES”), AND SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE (“PREFERRED SHARES” AND, TOGETHER WITH THE COMMON SHARES, THE “SHARES”), OF THE COMPANY, THAT, TOGETHER WITH ANY SHARES THEN OWNED BY PARENT AND ITS SUBSIDIARIES (INCLUDING THE PURCHASER), REPRESENT A MAJORITY OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING (ASSUMING FULL CONVERSION OF THE PREFERRED SHARES INTO COMMON SHARES) AND (2) ANY WAITING PERIODS OR APPROVALS UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED, BEEN TERMINATED OR BEEN OBTAINED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE “INTRODUCTION” AND “THE OFFER — SECTION 15.”

IMPORTANT

Any stockholder of the Company desiring to tender Shares in the Offer should either:

(i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile thereof) together with the certificates representing tendered Shares and all other required documents to Computershare Shareholder Services, Inc., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Book-Entry Delivery”; or

(ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

Stockholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3 — Guaranteed Delivery.”

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

January 18, 2007

i

SUMMARY TERM SHEET

Securities Sought:	All issued and outstanding shares of common stock, par value $0.01 per share, and all issued and outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share, of Therma-Wave, Inc.

Price Offered Per Share:	$1.65 per share of Therma-Wave, Inc.’s common stock, net to you in cash without interest, less any required withholding taxes, and

$1.65 per share of Therma-Wave, Inc.’s common stock into which each share of Therma-Wave, Inc.’s Series B Convertible Preferred Stock is convertible at the time of consummation of the Offer, net to you in cash without interest, less any required withholding taxes.

Scheduled Expiration of Offer:	12:00 Midnight, New York City time on Wednesday, February 14, 2007, unless extended.

Purchaser:	Fenway Acquisition Corporation, a wholly-owned subsidiary of KLA-Tencor Corporation.

The following are some of the questions that you, as a Therma-Wave, Inc. stockholder, may have and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Fenway Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock and Series B Convertible Preferred Stock of Therma-Wave, Inc. We are a wholly-owned subsidiary of KLA-Tencor Corporation, a Delaware corporation.

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to Fenway Acquisition Corporation and, where appropriate, “KLA-Tencor” or “Parent” to refer to KLA-Tencor Corporation. We will use the term “Therma-Wave” or “the Company” to refer to Therma-Wave, Inc. See “Introduction” and “The Offer — Section 9.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, referred to herein as “common shares”, and Series B Convertible Preferred Stock, par value $0.01 per share, referred to herein as “preferred shares”, of the Company. The preferred shares vote, on an as-converted basis, together with the common shares on all matters that come before a vote of the Company’s stockholders. Unless the context requires otherwise, we refer to the common shares and preferred shares collectively as the “shares”. See “Introduction.”

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay holders of the common shares $1.65 per common share, net to you in cash without interest, less any required withholding taxes.

We are offering to pay holders of the preferred shares $1.65 per common share into which each such preferred share is convertible at the time of the consummation of the offer, net to you in cash without interest, less any required withholding taxes.

See “Introduction” and “The Offer — Section 1.”

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, bank, trust company or other nominee, and your nominee tenders your shares on your behalf, your nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Do you have the financial resources to pay for the shares?

Yes. We estimate that we will need approximately $74 million to purchase all of the outstanding shares pursuant to the offer and to pay all related fees and expenses. We expect to have sufficient cash on hand at the expiration of the offer to pay the offer price for all shares in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer — Section 10.”

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender in the offer because:

•	the offer is being made for all of the outstanding shares solely for cash;

•	the offer is not subject to any financing condition;

•	if we consummate the offer, we expect to acquire all remaining shares for the same cash price in the subsequent merger; and

•	pursuant to the merger agreement, KLA-Tencor, our parent, has represented that it will make available to us the funds necessary to consummate the offer and the merger.

What does the Board of Directors of Therma-Wave think of the offer?

The Board of Directors of Therma-Wave has, among other things, unanimously:

•	determined that the merger agreement and the transactions contemplated thereby, including the offer and the subsequent merger, are fair to and in the best interests of the stockholders of the Company;

•	approved and adopted the merger agreement and the transactions contemplated thereby, including the offer and the subsequent merger; and

•	recommended that the Company stockholders tender their shares pursuant to the offer and approve and adopt the merger agreement.

See “Introduction.”

Have any stockholders previously agreed to tender their shares?

Yes. All of the directors and executive officers of Therma-Wave have agreed to tender their common shares into this offer and all of the holders of the preferred shares have agreed to tender their common shares and preferred shares into this offer. Collectively, these shareholders own approximately 25% of Therma-Wave’s outstanding shares on a fully-converted basis. See “The Offer — Section 13 — Tender and Support Agreement.”

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Wednesday, February 14, 2007 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer — Section 3.”

If a broker, dealer, bank, trust company or other nominee holds your shares it is likely that such nominee has an earlier deadline for you to act to instruct it to accept the tender offer on your behalf. We urge you to contact the broker, dealer, bank, trust company or other nominee to find out its applicable deadline.

Can the offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the offer beyond Wednesday, February 14, 2007 in the following circumstances:

•	from time to time for successive periods of no more than 10 business days each (or such longer period as consented to by the Company, which consent shall not be unreasonably withheld) if, at the scheduled or extended expiration date of the offer, any of the conditions to the offer shall not have been satisfied or waived, until such conditions are satisfied or waived; and

•	for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission applicable to the offer or any period required by applicable law.

In addition, we may elect to provide one or more “subsequent offering periods” for the offer. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining stockholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1.”

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Computershare Shareholder Services, Inc., the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer — Section 1.”

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the offer, prior to the expiration of the offer, and not withdrawn, common shares and preferred shares of Therma-Wave that, together with any common shares and preferred shares then owned by Parent and its subsidiaries (including Fenway Acquisition Corporation), represent a majority of the total number of shares then outstanding (assuming full conversion of all preferred shares into common shares) and (ii) any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. The offer is also subject to other conditions. See “The Offer — Section 15.”

How do I tender my shares?

To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to the depositary not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq Global Market trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer — Section 3.”

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired. You may not, however, withdraw shares tendered during any subsequent offering period, if included. See “The Offer — Section 4.”

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you have the right to withdraw the shares. See “The Offer — Section 4.”

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer that are dependent upon receipt of governmental approvals set forth in “The Offer — Section 15.” See “The Offer — Section 2.”

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with the depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Section 3 — Book-Entry Delivery”), a

properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See “The Offer — Section 2.”

Will the offer be followed by a merger if all the shares are not tendered in the offer?

Yes. If we accept for payment and pay for a majority of the outstanding shares (assuming full conversion of the preferred shares into common shares), we expect to be merged with and into Therma-Wave in accordance with the terms of the merger agreement. If that merger takes place, all remaining holders of common shares (other than us, KLA-Tencor and its subsidiaries and stockholders properly exercising their dissenters’ rights) will receive the price per share paid in the offer. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company.”

If a majority of the shares are tendered and accepted for payment, will Therma-Wave continue as a public company?

No. Following the purchase of shares in the offer we expect to consummate the merger, and following the merger, Therma-Wave no longer will be publicly owned. However, if for some reason the merger does not take place, the number of stockholders of Therma-Wave and the number of shares of Therma-Wave which are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on the Nasdaq Global Market or on any securities exchange and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, Therma-Wave may cease making filings with the Securities and Exchange Commission or otherwise being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See the “Introduction” and “The Offer — Section 7.”

If I decide not to tender, how will the offer affect my shares?

If the merger described above takes place, holders of common shares not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their common shares in the offer, without interest. Therefore, if such merger takes place, the only difference between tendering and not tendering common shares in the offer is that tendering stockholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of stockholders and the number of common shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for common shares held by stockholders other than Fenway Acquisition Corporation, which may affect prices at which shares trade. Also, as described above, Therma-Wave may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer — Section 7.”

What is the market value of my shares as of a recent date?

On January 5, 2007, the last full trading day before the announcement of our intention to commence the offer, the last reported sales price of Therma-Wave common stock reported on the Nasdaq Global Market was $1.25 per share. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender.

The preferred shares are not listed on any exchange and there is no established trading market for the preferred shares.

What are the material U.S. Federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. Federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer — Section 5.”

Who can I talk to if I have questions about the offer?

You can call D.F. King & Co., Inc., the information agent for the offer, at (212) 269-5550 (collect) for banks and brokers or otherwise at (800) 431-9633 (toll-free). See the back cover of this Offer to Purchase.

To the stockholders of Therma-Wave, Inc.:

INTRODUCTION

We, Fenway Acquisition Corporation (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor” or “Parent”), are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Shares”), and all of the outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (“Preferred Shares” and, together with the Common Shares, “Shares”), of Therma-Wave, Inc., a Delaware corporation (“Therma-Wave” or the “Company”), at a purchase price of $1.65 per Common Share, and $1.65 per Common Share into which each Preferred Share is convertible at the time of the consummation of the offer, net to the seller in cash without interest thereon, less any withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Stockholders of record who have Shares registered in their own names and tender directly to Computershare Shareholder Services, Inc., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to backup withholding under the U.S. federal income tax laws. See “The Offer — Section 3 — Backup Withholding.” We will pay all charges and expenses of the Depositary and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 17.”

We are making the Offer pursuant to an Agreement and Plan of Merger (as such agreement may be amended from time to time, the “Merger Agreement”) dated as of January 7, 2007 among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, we will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, each outstanding Common Share (other than Dissenting Shares (as defined below) and any Common Shares held by the Company, Parent and any of their subsidiaries (including us) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in Section 13 entitled “The Transaction Documents.”

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Company stockholders tender their shares pursuant to the Offer and approve and adopt the Merger Agreement.

Needham & Company, LLC (“Needham & Company”), the Company’s financial advisor, has delivered to the Company Board its written opinion dated January 5, 2007 to the effect that, as of that date and based upon the assumptions and other matters described in the opinion, the consideration of $1.65 in cash per share to be received by the holders of Common Shares pursuant to the Merger Agreement was fair to such holders from a financial point of view. The full text of the written opinion of Needham & Company containing the assumptions made, procedures followed, matters considered and limitations on and scope of the review undertaken is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to stockholders with this Offer to Purchase. The Needham & Company opinion is addressed to the Company Board and relates only to the fairness, from a financial point of view, of the consideration to be received by holders of Common Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspect of the Offer or the Merger or any related transaction, including the offer to purchase Preferred Shares, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Stockholders are urged to read the full text of the opinion carefully.

The Offer is conditioned upon, among other things, (1) there being validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, Shares that, together with any Shares then owned by Parent and its subsidiaries (including the Purchaser), represent a majority of the total number of Shares then outstanding (assuming full conversion of the Preferred Shares into Common Shares) (the “Minimum Condition”) and (2) any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. The Offer is also subject to other conditions. See “Introduction” and “The Offer — Section 15.”

The Company has represented in the Merger Agreement that as of January 5, 2007, there were issued and outstanding 37,230,516 Common Shares and 10,400 Preferred Shares (or approximately 6,709,677 Common Shares after full conversion of the Preferred Shares). None of Parent or the Purchaser currently beneficially owns any Shares except insofar as the Tender and Support Agreements described in the “Tender and Support Agreement” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Each of Parent and the Purchaser disclaims such beneficial ownership. Based on the foregoing, and assuming that (i) no Shares were issued by the Company after January 5, 2007 (including pursuant to stock option exercises), (ii) full conversion of the Preferred Shares into Common Shares at the time of consummation of the Offer and (iii) no extension of the Expiration Date, the Minimum Condition will be satisfied if the Purchaser acquired at least 21,993,259 Shares in the Offer. All of the Company’s directors and executive officers, who collectively own 943,817 outstanding Common Shares (excluding the shares issuable upon exercise of outstanding options), and all of the holders of the Preferred Shares, who collectively own 3,606,900 Common Shares and 10,400 Preferred Shares (or approximately 6,709,677 Common Shares after full conversion of the Preferred Shares), collectively representing approximately 25% of the Company’s issued and outstanding Shares as of January 7, 2007 (assuming full conversion of Preferred Shares), have already agreed to tender their Shares into the Offer pursuant to the Tender and Support Agreement. See Section 1 entitled “Terms of the Offer.”

In addition, the holders of the Preferred Shares have agreed to sell their warrants to purchase an aggregate of 1,560,000 Common Shares, at $1.55 per share, to Parent or the Company, at the election of Parent, for a per share price equal to the difference between the Offer Price and the exercise price. These warrants have not been reflected above in the percentage of Shares subject to the Tender and Support Agreement to be tendered in the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3 — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith. As used herein, the term “Notice of Guaranteed Delivery” refers to such document.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. We currently intend, as soon as practicable after consummation of the Offer, to exercise this right and to designate Vineet Dharmadhikari, David Fisher, Jeffrey L. Hall, John H. Kispert, Joe Laia, Shubham Maheshwari, Jorge Titinger, Brian Trafas, Bin-ming Tsai, Laurence Wagner and Richard P. Wallace, each of whom is an officer of KLA-Tencor, to serve as directors of the Company. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 14f-1 thereunder. We expect that such representation would permit us to exert substantial influence over the Company’s conduct of its business and operations. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of the Purchaser will be the directors of the Company.

Consummation of the Merger is subject to a number of conditions, including the purchase of Shares by the Purchaser pursuant to the Offer, adoption of the Merger Agreement by the stockholders of the Company, if such adoption is required under applicable law, and there being no applicable law prohibiting the consummation of the Merger. Under the Delaware General Corporation Law (the “DGCL”), if we acquire, pursuant to the Offer or otherwise, at least 90% of the Common Shares and 90% of the Preferred Shares, we believe we would be able to effect the Merger without a vote of the Company’s stockholders. If we do not acquire at least 90% of the Common Shares and 90% of the Preferred Shares, we will seek approval of the Merger Agreement and the Merger by the Company’s stockholders. Approval of the Merger Agreement and the Merger requires the affirmative vote of holders of a majority of the outstanding shares of the Company’s capital stock entitled to vote on such matters. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company’s stockholders.

The Company has irrevocably granted the Purchaser an option (the “Top-Up Option”) to purchase that number of Common Shares (the “Top-Up Option Shares”) equal to the lowest number of Common Shares that, when added to the number of Shares directly or indirectly owned by Parent or the Purchaser at the time of such exercise, shall constitute one share more than 90% of the Common Shares then outstanding (taking into account the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price. Notwithstanding the foregoing, the Top-Up Option would not be exercisable if the aggregate number of Common Shares issuable upon exercise of the Top-Up Option would exceed the number of then authorized and unissued Common Shares (giving effect to Shares reserved for issuance under the Company’s stock option and equity award plans as if such shares were outstanding).

The Company has never paid a quarterly cash dividend on the Common Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

Pursuant to the terms of the Company’s Certificate of Designation of Rights, Preferences and Privileges of the Series B Convertible Preferred Stock, the Preferred Shares accrue dividends of 6% per annum of the “Liquidation Value” (as defined therein) of the Preferred Shares, which Liquidation Value is currently $1,000 per share. Upon conversion of the Preferred Shares, any accrued and unpaid dividends are converted into Common Shares at the then-applicable conversion price, currently $1.55 per share. At the time of the consummation of the Offer, the Preferred Shares will be treated as if converted at the time of consummation of the Offer, and we shall pay the Offer Price for each Common Share into which such Preferred Shares are convertible.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn. The term “Expiration Date” means 12:00 Midnight, New York City time, on Wednesday, February 14, 2007, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

Parent, the Purchaser and the Company have agreed in the Merger Agreement that the Purchaser will extend the Offer (i) from time to time for successive periods of no more than 10 business days each (or such longer period as consented to by the Company, which consent shall not be unreasonably withheld) if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of each tendering stockholder to withdraw its Shares.

Pursuant to the Merger Agreement, the Purchaser has agreed that without the consent of the Company, (1) the Minimum Condition may not be waived, (2) no change may be made that changes the form of consideration to be paid, decreases the Offer Price or the number of Shares sought in the Offer or imposes conditions to the Offer in addition to those set forth in “The Offer — Section 15” or amends any terms of the Offer in any manner adverse to the holders of Shares and (3) the Offer may not be extended except as set forth in the Merger Agreement.

The Offer is subject to the conditions set forth in “The Offer — Section 15,” which include, among other things, satisfaction of the Minimum Condition and any waiting periods under applicable antitrust laws having expired or been terminated. We believe the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 21,993,259 Shares (assuming full conversion of the Preferred Shares into Common Shares and no extension of the Expiration Date). All of the Company’s directors and executive officers, who collectively own 943,817 outstanding Common Shares (excluding the shares issuable upon exercise of outstanding options), and all of the holders of the Preferred Shares, who collectively own 3,606,900 Common Shares and 10,400 Preferred Shares, collectively representing approximately 25% of the Company’s issued and outstanding Common Shares as of January 7, 2007 (assuming full conversion of Preferred Shares), have already agreed to tender their Shares into the Offer pursuant to the Tender and Support Agreement.

If any such condition to the Offer is not satisfied on or prior to the Expiration Date, subject to the terms and conditions contained in the Merger Agreement and the rules and regulations of the SEC, the Purchaser (i) shall not be required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, (iii) may terminate or amend the Offer as to Shares not then paid and (iv) may, and expressly reserves the right to, waive such condition (other than the Minimum Condition) and purchase all Shares validly tendered prior to the Expiration Date, and not withdrawn.

Except as set forth above, and subject to the terms and conditions contained in the Merger Agreement and the rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price or amend the Offer in any respect. If we change the percentage of Shares being sought or change the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such change is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a U.S. Federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in “The Offer — Section 4.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, but are not obligated to, include one or more subsequent offering periods to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the 1934 Act, we may include any Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in any Subsequent Offering Period, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend any Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

In connection with the Offer, the Company has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment; Payment.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions that are dependent upon the receipt of governmental approvals set forth in “The Offer — Section 15.” Subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the 1934 Act, we reserve the right, in our reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental approvals. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Section 3 — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares.  To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the 1934 Act, (ii) the tender of such Shares complies with Rule 14e-4 under the 1934 Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3 — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery.  The Depositary will notify The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the 1934 Act) (each an “Eligible

Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three Nasdaq Global Market (“Nasdaq”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Backup Withholding.  Under the U.S. Federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status (or other applicable Form W-8) before receipt of any payment in order to avoid backup withholding.

Appointment of Proxy.  By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after January 7, 2007). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their reasonable discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

Determination of Validity.  We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

You may withdraw any tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after March 19, 2007, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer — Section 3” at any time before the Expiration Date.

If we include any Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain Tax Considerations.

The U.S. Federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. The following discussion may not apply to certain stockholders. For example, the following discussion may not apply to you if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer — Section 3 — Backup Withholding.”

6.	Price Range of Shares; Dividends.

The Common Shares are listed and principally traded on Nasdaq under the symbol TWAV. The following table sets forth for the periods indicated the high and low closing sales prices per Share on Nasdaq as reported in published financial sources:

	High	Low

Fiscal year ended April 1, 2007
Fourth Quarter (through January 5, 2007)	$1.26	$1.25
Third Quarter	1.25	1.02
Second Quarter	1.46	1.01
First Quarter	1.75	1.22
Fiscal year ended April 2, 2006
Fourth Quarter	2.15	1.38
Third Quarter	1.80	1.28
Second Quarter	2.62	1.69
First Quarter	2.38	1.39
Fiscal year ended April 3, 2005
Fourth Quarter	3.48	1.67
Third Quarter	3.75	2.99
Second Quarter	4.93	3.06
First Quarter	4.78	3.05

The Company has never paid a cash dividend on the Common Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Common Shares.

On January 5, 2007, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Common Shares reported on Nasdaq was $1.25 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

The Preferred Shares are not listed on any exchange and there is no established trading market for the Preferred Shares.

Pursuant to the terms of the Company’s Certificate of Designation of Rights, Preferences and Privileges of the Series B Convertible Preferred Stock, the Preferred Shares accrue dividends of 6% per annum of the “Liquidation Value” (as defined therein) of the Preferred Shares, which Liquidation Value is currently $1,000 per share. Upon conversion of the Preferred Shares, any accrued and unpaid dividends are converted into Common Shares at the then-applicable conversion price, currently $1.55 per share. At the time of the consummation of the Offer, the Preferred Shares will be treated as if converted at the time of consummation of the Offer, and we shall pay the Offer Price for each Common Share into which such Preferred Shares are convertible.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Registration under the 1934 Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Merger is consummated, stockholders not tendering their Common Shares in the Offer (other than those properly exercising their dissenters’ rights) will receive cash in an amount equal to the price per Share paid in the Offer, without interest. Therefore, if the Merger takes place, the only difference between tendering and not tendering Common Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of Common Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Common Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Common Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. Pursuant to the Tender and Support Agreement, all holders of Preferred Shares have agreed to tender their Shares in the Offer.

Stock Quotation.  Depending upon the number of Common Shares purchased pursuant to the Offer, the Common Shares may no longer meet the standards for continued inclusion in Nasdaq. If, as a result of the purchase of Common Shares pursuant to the Offer, the Common Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Common Shares could be adversely affected. According to Nasdaq’s published guidelines, the Common Shares would not meet the criteria for continued inclusion in Nasdaq if, among other things, the number of publicly held Common Shares were less than 750,000, the aggregate market value of the publicly held Common Shares were less than $5,000,000 or there were fewer than two market makers for the Common Shares. If, as a result of the purchase of the Common Shares pursuant to the Offer, the Common Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Common Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Common Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Common Shares at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration of the Common Shares under the 1934 Act and other factors. The Preferred Shares are not listed on any exchange and there is no established trading market for the Preferred Shares.

Registration under the 1934 Act.  The Common Shares are currently registered under the 1934 Act. Such registration may be terminated upon application of the Company to the SEC if the Common Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Common Shares under the 1934 Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the SEC and would make certain of the provisions of the 1934 Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the 1934 Act with respect to “going private” transactions, no longer applicable to the Common Shares. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Common Shares under the 1934 Act were terminated, the Common Shares would no longer be “margin securities” or eligible for listing or Nasdaq reporting. We intend to seek to cause the Company to terminate registration of the Common Shares under the 1934 Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations.  The Common Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Common Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Common Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

The Preferred Shares are not registered under the 1934 Act and are not “margin securities”.

8.	Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser, the Information Agent or the Depositary.

General.  The Company is a Delaware corporation with its principal executive offices located at 1250 Reliance Way, Fremont, California 94539. The Company’s telephone number is (510) 668-2200. The Company develops, manufactures, markets and services process control metrology systems used in the manufacture of semiconductors.

Additional Information.  The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E.,

Washington, D.C. 20549, or at the Web site maintained by the SEC at http://www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

9.	Certain Information Concerning the Purchaser and Parent.

We are a Delaware corporation incorporated on November 30, 2006, with principal executive offices at One Technology Drive, San Jose, California 95035. The telephone number of our principal executive offices is (408) 875-3000. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. We are a wholly-owned subsidiary of Parent.

Parent is a Delaware corporation with principal executive offices at One Technology Drive, San Jose, California 95035. The telephone number of Parent’s principal executive offices is (408) 875-3000. Parent is a leading supplier of process control and yield management solutions for the semiconductor and related microelectronics industries. Parent’s comprehensive portfolio of products, software, analysis, services and expertise is designed to help integrated circuit manufacturers manage yield throughout the entire fabrication process — from research and development to final mass-production yield analysis. Parent offers a broad spectrum of products and services that are used by virtually every major wafer, integrated circuit and photomask manufacturer in the world.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Parent and the Purchaser and certain other information are set forth on Annex I hereto.

Except as set forth elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Parent, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Parent, the Purchaser and, to Parent’s and the Purchaser’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, the Purchaser, their subsidiaries or, to Parent’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, the Purchaser, their subsidiaries or, to Parent’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Delayed Filings and Notice of Delisting from Nasdaq.  The filing of Parent’s annual report on Form 10-K for the fiscal year ended June 30, 2006, and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2006 have been delayed because Parent has not yet completed the restatement of its financial statements required due to the retroactive pricing of certain stock options. On September 14, 2006 Parent received a Nasdaq Staff Determination notice relating to its annual report on Form 10-K indicating that Parent is not in compliance with the filing requirements for continued listing as set forth in Nasdaq Marketplace Rule 4310(c)(14) and that Parent’s common stock was subject to delisting from Nasdaq. Parent appealed the Nasdaq Staff Determination and appeared in a hearing before the Nasdaq Listings Qualifications Panel on October 26, 2006. On November 14, 2006, Parent received an additional Nasdaq Staff Determination Notice relating to its quarterly report on Form 10-Q. The notices, which Parent expected, were issued in accordance with standard Nasdaq procedures. On January 3, 2007, Parent received notice from the Nasdaq Listings Qualifications Panel that it had determined to grant Parent’s request for continued listing, subject to the condition that Parent becomes current in its delinquent periodic reports by January 31, 2007.

Additional Information.  Subject to the subsection entitled, “Delayed Filings and Notice of Delisting from Nasdaq,” Parent is subject to the informational requirements of the 1934 Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Parent. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer — Section 8.”

10.	Source and Amount of Funds.

We estimate that we will need approximately $74 million to purchase all of the outstanding Shares pursuant to the Offer and to pay all related fees and expenses. Parent expects to contribute or otherwise advance funds to enable us to consummate the Offer. We expect to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all shares in the Offer. The Offer is not conditioned upon any financing arrangements.

11.	Background of the Offer and the Merger; Past Contacts or Negotiations with the Company.

The information set forth below regarding Therma-Wave was provided by Therma-Wave and none of the Purchaser or KLA-Tencor takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which KLA-Tencor or its affiliates or representatives did not participate.

As part of the continuous evaluation of its businesses and plans, KLA-Tencor regularly evaluates different strategies to improve its business position and enhance value for its stockholders, including opportunities for acquisitions of other companies or their assets.

From early February 2006 through late April 2006, Papken S. Der Torossian, the Chairman of the Company Board, and Boris Lipkin, the President and Chief Executive Officer of Therma-Wave, and other representatives of Therma-Wave had discussions with Gary Bultman, Senior Vice President of Business Development of KLA-Tencor, and other representatives of KLA-Tencor regarding a potential business combination with Therma-Wave.

On April 27, 2006, KLA-Tencor and Therma-Wave entered into a mutual non-disclosure agreement to facilitate the mutual sharing of information in order to allow KLA-Tencor and Therma-Wave to evaluate a potential transaction. On the same day, KLA-Tencor delivered to Therma-Wave a preliminary non-binding term sheet, subject to change based upon the results of KLA-Tencor’s due diligence, that provided for a cash merger at a price of $1.52 in cash per Common Share, which was the closing price per Common Share on Nasdaq on April 26, 2006. The term sheet contemplated that the transaction would be structured as a statutory merger. The term sheet also contemplated that the Company Board would have the right, under certain conditions, to explore and take other steps with respect to unsolicited proposals it might receive after execution of an agreement with KLA-Tencor. The term sheet required Therma-Wave to pay to KLA-Tencor a break up fee under certain circumstances. The term sheet also called for Therma-Wave to agree to negotiate exclusively with KLA-Tencor until May 31, 2006.

On May 5, 2006, Messrs. Der Torossian and Lipkin met with Richard P. Wallace, the Chief Executive Officer of KLA-Tencor, and other representatives of KLA-Tencor regarding the terms of a potential business combination, including the potential purchase price. Therma-Wave indicated its unwillingness to consummate a transaction based on the terms of KLA-Tencor’s preliminary non-binding term sheet of April 26, 2006 and KLA-Tencor did not agree to revise the term sheet.

Representatives of Therma-Wave and KLA-Tencor continued to meet to discuss the potential terms of a business combination, including price. On May 15, 2006, KLA-Tencor and Therma-Wave entered into an amended mutual non-disclosure agreement, which contained standstill provisions under which KLA-Tencor and Therma-Wave agreed, until the earlier of 12 months or upon a change of control of the other party, not to acquire any voting securities, make or participate in the solicitation of proxies to vote any voting securities, submit a proposal for or otherwise act or seek to control or influence the management, board of directors or policies, of the other party without the consent of the board of directors of the other party.

On May 19, 2006, KLA-Tencor delivered a revised preliminary non-binding term sheet, pursuant to which KLA-Tencor changed the proposed purchase price to $1.65 per share of Common Stock, payable in shares of KLA-Tencor stock. The term sheet also called for Therma-Wave to agree to negotiate exclusively with KLA-Tencor until June 15, 2006.

Subsequently, Therma-Wave and KLA-Tencor were unable to agree to the revised terms and agreed to revisit discussions with respect to a potential business combination at a future date.

Between July 10, 2006 and July 14, 2006, Messrs. Der Torossian and Lipkin met with Mr. Wallace while at Semicon West, a semiconductor equipment-related conference in San Francisco, California, to discuss KLA-Tencor’s interest in resuming discussion of a potential business combination between Therma-Wave and KLA-Tencor. Mr. Wallace indicated that KLA-Tencor might be interested in such discussions.

On August 25, 2006, a representative of Needham & Company, Therma-Wave’s financial advisor, met with a representative of KLA-Tencor and discussed various matters relating to a potential business combination with Therma-Wave, including a potential purchase price of $1.55 per Common Share.

On September 25, 2006, representatives of KLA-Tencor, Therma-Wave and Needham & Company met at the offices of KLA-Tencor to discuss the general terms of a potential acquisition of Therma-Wave by KLA-Tencor. Discussion focused on the valuation of the KLA-Tencor offer, the structure and potential timing associated with the transaction and the likelihood and extent of regulatory review.

On October 6, 2006, KLA-Tencor delivered a revised non-binding term sheet to Therma-Wave, with a per share consideration of $1.65 in cash per Common Share. The term sheet called for Therma-Wave to agree to negotiate exclusively with KLA-Tencor through a date to be agreed upon by the parties. The closing price of a share of Common Stock on Nasdaq on October 7, 2006 was $1.19 per share.

From October 10, 2006 to November 17, 2006, representatives of KLA-Tencor, Therma-Wave, Needham & Company, Davis Polk & Wardwell, outside counsel to KLA-Tencor, and Morrison & Foerster LLP, outside counsel to Therma-Wave, discussed key issues relating to the potential transaction. The parties contemplated that the acquisition could be effected by means of a tender offer and include a reverse breakup fee payable by KLA-Tencor if the transaction failed to receive regulatory clearance. The discussions were focused on KLA-Tencor’s desire to perform substantial in-depth due diligence prior to signing a definitive agreement and to obtain an agreement with Therma-Wave’s executive officers and directors and holders of the Preferred Shares under which such persons would agree to tender their shares in the Offer. The parties also addressed concerns relating to the impact on the liquidity and the business and financial condition of Therma-Wave in the event of a delayed period to closing the transaction due to regulatory review or the failure to satisfy other conditions to closing.

On October 30, 2006, KLA-Tencor distributed a revised non-binding term sheet to Therma-Wave. The term sheet contemplated, among other things, an offer for all the common stock of Therma-Wave by a wholly-owned subsidiary of KLA-Tencor for $1.65 per share to be followed by a merger of such subsidiary with and into Therma-Wave, with the consummation of the tender offer conditioned on at least a majority of Therma-Wave’s primary shares outstanding having been tendered into the offer by Therma-Wave’s shareholders and not withdrawn.

From October 30, 2006 through November 6, 2006, KLA-Tencor, Therma-Wave, Davis Polk and Morrison & Foerster negotiated the material terms of the proposed acquisition based on the October 30, 2006 non-binding term sheet. Negotiation of the term sheet primarily related to the covenants relating to regulatory clearances, the conditions to consummation of the tender offer, the definition of material adverse effect, the conditions to termination of the definitive agreement, including a termination right of Therma-Wave exercisable two months after signing if regulatory clearance had not been obtained, the events that would give rise to a breakup fee and reverse breakup fee and the treatment of employee equity awards in the proposed acquisition.

On November 6, 2006, KLA-Tencor and Therma-Wave entered into a letter agreement that included certain exclusivity provisions. The letter agreement, among other things, prohibited Therma-Wave from soliciting proposals from third parties concerning a business transaction with Therma-Wave. The letter agreement also included provisions under which Therma-Wave agreed to provide access to its personnel, facilities, assets and books to KLA-Tencor for its due diligence relating to the potential acquisition. The expiration date of the letter agreement was December 4, 2006, subject to earlier expiration if the parties agreed to terminate negotiations regarding the potential transaction or if KLA-Tencor notified Therma-Wave that it had determined not to pursue the potential transaction. Representatives of Therma-Wave and KLA-Tencor and their respective advisors thereafter met to discuss the potential transaction and a process for continuing the negotiations.

On November 13, 2006, Therma-Wave provided KLA-Tencor access to a virtual data room containing various nonpublic corporate and financial documents regarding Therma-Wave. Representatives of Therma-Wave and KLA-Tencor met in

connection with KLA-Tencor’s due diligence review. KLA-Tencor continued its due diligence efforts until the execution of the Merger Agreement.

On November 17, 2006, KLA-Tencor delivered to Therma-Wave an initial draft of the Merger Agreement. From November 17 until the execution of the Merger Agreement, Therma-Wave and KLA-Tencor and their representatives exchanged drafts of the Merger Agreement and held extensive negotiations relating to its terms and conditions.

On November 22, 2006, KLA-Tencor delivered to Therma-Wave an initial draft of the Tender and Support Agreement under which Therma-Wave’s officers and directors and holders of the Preferred Shares would agree, among other things, to support the transaction by tendering their shares in the Offer and voting in favor of the Merger, if necessary. From November 22 until the execution of the Merger Agreement, the officers and directors of Therma-Wave, the holders of the Preferred Shares and KLA-Tencor and their representatives exchanged drafts of the Tender and Support Agreement and held extensive negotiations relating to its terms and conditions.

On December 2, 2006, Messrs. Der Torossian and Lipkin met with Mr. Bultman to discuss the timing of the proposed transaction. Mr. Bultman stated that KLA-Tencor would require additional time to complete its due diligence review of Therma-Wave, and would also require that the exclusivity agreement be extended in order to continue the due diligence process. Messrs. Der Torossian and Lipkin stated that they would discuss such extension with the Company Board.

On December 5, 2006, KLA-Tencor and Therma-Wave entered into an agreement extending the terms of the letter agreement relating to exclusivity to December 22, 2006. The parties entered into subsequent agreements on two occasions to further extended exclusivity through January 7, 2007 to allow KLA-Tencor to continue its due diligence investigation of Therma-Wave.

On December 21, 2006, the Board of Directors of KLA-Tencor convened in its regularly scheduled board meeting and unanimously authorized management to take actions necessary to conclude the transaction or decide that it should not go forward.

On January 5, 2007, the Board of Directors of Therma-Wave convened a special meeting and unanimously approved the Merger Agreement and the consummation of the Offer and the Merger and recommended that the stockholders of Therma-Wave tender their Shares into the Offer.

From January 5, 2007 through January 7, 2007, KLA-Tencor concluded its due diligence investigation and the parties finalized the Therma-Wave disclosure schedule, which set forth certain exceptions to Therma-Wave’s representations and warranties in the Merger Agreement.

On January 7, 2007, representatives of KLA-Tencor and Therma-Wave completed final drafting of the Merger Agreement and the schedules thereto. KLA-Tencor and Therma-Wave thereafter executed the Merger Agreement. Concurrently, each director and executive officer of Therma-Wave and the holders of the Preferred Shares executed the Tender and Voting Agreement with KLA-Tencor. On January 8, 2007, Therma-Wave issued a press release announcing the transaction and the execution of the Merger Agreement.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Parent is entitled as soon as practicable after consummation of the Offer to seek representation on the Company Board proportionate to its ownership of Shares and to seek to have the Company consummate the Merger pursuant to the Merger Agreement. Pursuant to the Merger, the outstanding Shares not owned by Parent or its subsidiaries (including us) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

Approval.  Under the Delaware General Corporation Law (the “DGCL”), the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Common Shares and Preferred Shares, on an as-converted basis, voting together as a single class, may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Common Shares and Preferred Shares, on an as-converted basis, voting together as a single class. If stockholder approval for the Merger is required, the Parent intends to cause the Company’s Board of Directors to set the record date for the stockholder approval for a date as promptly as practicable following the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders.

Stockholder Meetings.  In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to convene a meeting of its stockholders following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through its Board of Directors, has further agreed that, if a stockholders’ meeting is convened, the Company’s Board of Directors shall recommend that stockholders of the Company vote to adopt and approve the Merger Agreement and the Merger. At any such meeting, all of the Shares then owned by the Parent and the Purchaser and by any of the Parent’s other subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of adoption of the Merger Agreement and approval of the Merger.

Board Representation.   See Section 13 entitled “The Transaction Documents” of this Offer to Purchase. The Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. It is currently anticipated that the Parent will designate Vineet Dharmadhikari, David Fisher, Jeffrey L. Hall, John H. Kispert, Joe Laia, Shubham Maheshwari, Jorge Titinger, Brian Trafas, Bin-ming Tsai, Laurence Wagner and Richard P. Wallace to serve as directors of the Company following consummation of the Offer. The Purchaser expects that such representation would permit the Purchaser to exert substantial influence over the Company’s conduct of its business and operations. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to stockholders herewith are being provided in accordance with the requirements of Section 14(f) of the 1934 Act and Rule 14f-1 thereunder.

Short-form Merger.  Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, the Purchaser will be able to approve the Merger without a vote of the Company’s stockholders. In such event, the Parent and the Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares pursuant to the Offer or otherwise, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its stockholders as soon as practicable following consummation of the Offer to consider and vote on the Merger, if a stockholders’ vote is required.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the 1934 Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the consummation of the Offer at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company.  In connection with Parent’s consideration of the Offer, Parent has developed an initial plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent intends to continue reviewing such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing business. This planning process will continue throughout the pendency of the Offer and the Merger, but will not be implemented until the completion of the Merger.

Extraordinary Corporate Transactions.  Except as described above or elsewhere in this Offer to Purchase, the Parent and the Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company’s Board of Directors or management, any material change in the Company’s capitalization or dividend policy or any other material change in the Company’s corporate structure or business.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Common Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Common Shares, as of the day prior to the date on which the stockholders’ vote was taken approving the Merger or similar business combination (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Common Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Common Shares. In determining the fair value of the Common Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Common Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Common Share in the Offer or the Merger consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the Merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

13.	The Transaction Documents.

The Merger Agreement.  The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO referred to in Section 18 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement.  The summary of the terms of the Merger Agreement is intended to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about KLA-Tencor or Therma-Wave without consideration to the entirety of public disclosure by KLA-Tencor and Therma-Wave as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. KLA-Tencor and Therma-Wave will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

The Offer.  The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer — Section 1 — Terms of the Offer” and “The Offer — Section 15 — Conditions of the Offer.”

The Merger.  The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned directly by Parent, the Purchaser or any subsidiary of either the Company or Parent, or the Shares that are held by any stockholder who is entitled to and who properly exercises dissenters’ rights under the DGCL) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest thereon less any applicable withholding taxes. Shares owned directly by Parent, the Purchaser or the Company immediately prior to the effective time of the Merger will be cancelled at the time of the consummation of the Merger.

Treatment of Stock Options in the Merger.  The Merger Agreement provides that contingent on and immediately following the effective time of the Merger, the outstanding options to purchase the Common Shares as of the effective time of the Merger will be treated as follows:

•	each outstanding and unvested Company stock option with an exercise price less than $1.65 per Common Share (each, an “In-the-Money Company Option”) shall cease to represent a right to acquire Common Shares and shall be converted automatically into an option to purchase shares of KLA-Tencor common stock on the same terms and conditions (including vesting schedule) as applied to such option immediately prior to the effective time of the Merger, except that:

•	the number of shares of KLA-Tencor common stock (rounded down to the nearest whole share) subject to each assumed In-the-Money Company Option shall be determined by multiplying the number of Common Shares subject to the unvested portion of such In-the-Money Company Option by a fraction (the “Option Exchange Ratio”), the numerator of which is the price received per Common Share in the Merger, and the denominator of which is the average closing price per share of KLA-Tencor common stock on the Nasdaq Global Stock Market over the five trading days immediately preceding (but not including) the date of the effective time of the Merger, and

•	the exercise price per share of KLA-Tencor common stock (rounded up to the nearest whole cent) shall equal the per share exercise price of such In-the-Money Company Option immediately prior to the effective time of the Merger divided by the Option Exchange Ratio;

•	each (i) In-the-Money Company Option that is fully vested at the effective time of the Merger, (ii) In-the-Money Company Option held by a non-employee director or former director of the Company and (iii) In-the-Money Company Option which by its terms, or the terms of the Company stock option plan or stock incentive plan under which such option was granted, provides that such option shall become fully vested and convert into a right to receive a payment of cash in the Merger or the other transactions contemplated by the Merger Agreement, shall in each case be cancelled at the effective time of the Merger and shall be converted automatically into the right to receive, as soon as practicable after the effective time of the Merger, an amount in cash determined by multiplying (x) the excess, if any, of $1.65 over the applicable exercise price of such option by (y) the number of Common Shares subject to the vested portion of such In-the-Money Company Option; and

•	each Company Stock Option that is not an In-the-Money Company Option shall cease to represent a right to acquire Company Shares and shall be cancelled in full.

Vote Required to Approve Merger.  The DGCL requires, among other things, that the adoption of any agreement of merger or consolidation of a Delaware corporation must be approved and found advisable by the board of directors of that corporation and, if the “short-form” merger procedure described below is not available, adopted by the holders of at least a majority of that corporation’s outstanding voting securities, which, in the case of the Company, would include a majority of the Common Shares and Preferred Shares, on an as-converted basis, voting together as a single class. The Company Board by unanimous resolution has, among other things, (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer and approve and adopt the Merger Agreement and the Merger. Consequently, the only additional corporate action of the Company that may be necessary to effect the Merger is the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the Common Shares and Preferred Shares, on an as-converted basis, voting as a single class, if the “short-form” merger procedure is not available. In the Merger Agreement, the Company has agreed to convene a meeting of its stockholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby if such action is required by the DGCL.

The DGCL also provides that, if a parent company owns at least 90% of the outstanding shares of each class of stock of a Delaware subsidiary, the parent company may merge that subsidiary into the parent company, or the parent company may merge itself into that subsidiary, pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. Accordingly, if the Purchaser acquires at least 90% of the outstanding Common Shares and 90%

of the outstanding Preferred Shares pursuant to the Offer or otherwise, it will have sufficient voting power to cause the adoption of the Merger Agreement without prior notice to, or any action by, the Company’s other stockholders. In that event, the Company, the Purchaser and Parent have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after consummation of the Offer without any action by the Company’s other stockholders. If, however, the Purchaser does not acquire at least 90% of the Common Shares and 90% of the outstanding Preferred Shares pursuant to the Offer, or otherwise, a longer period of time would be required to effect the Merger.

Conditions to the Merger.  The Merger Agreement provides that the obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by Delaware Law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Common Shares and Preferred Shares, on an as-converted basis, voting together as a single class; (b) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority, and no order, injunction, judgment, judicial decision, decree, ruling, or other legal restraint shall have been issued, in any case, which prohibits the consummation of the Merger; and (c) the Purchaser shall have purchased the Shares pursuant to the Offer.

Board of Directors.  The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (1) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this clause) and (2) the percentage that the number of Shares beneficially owned by Parent and the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Parent’s designees to be elected or appointed to the Company Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors.

At such time, the Company shall also take all actions necessary to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Company Board and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board, in each case to the fullest extent permitted by law. Notwithstanding the foregoing, until Parent and/or the Purchaser acquires a majority of the Shares (assuming full conversion of the Preferred Shares into Common Shares), the Company shall (subject to the fiduciary duties of the Company Board) use its reasonable efforts to ensure that all of the members of the Company Board and such committees and boards as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Company Board and such committees and boards until the Effective Time, unless otherwise replaced by Parent designees pursuant to the terms of the Merger Agreement.

Following the election or appointment of Parent’s designees and until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or the Purchaser and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected and qualified.

Representations and Warranties.  The Merger Agreement contains a number of representations and warranties with respect to KLA-Tencor and Therma-Wave. The representations and warranties are subject, in some cases, to specified exceptions and qualifications.

The merger agreement’s reciprocal representations and warranties relate to, among other things, with respect to each of KLA-Tencor and Therma-Wave, respectively:

•	due incorporation, good standing and possession of all governmental licenses, authorizations, permits, consents and approvals required to carry such organizations’ respective businesses;

•	corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the possession of any required consents or approvals of government entities necessary to consummate the transactions contemplated by the Merger Agreement;

•	the absence of any violations of or conflicts with such party’s organizational documents, applicable laws and certain agreements as a result of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement; and

•	the accuracy and completeness of such party’s statements in, or provided for use in, this Schedule TO, the Schedule 14D-9 filed by Therma-Wave and any proxy statement prepared in connection with the Merger, as applicable.

The Merger Agreement contains certain representations and warranties made by Therma-Wave that relate to, among other things:

•	the authorization and approval of the Merger Agreement and the transactions contemplated thereby by the Company Board;

•	its capitalization, including in particular the number of shares of Common Shares, Preferred Shares and stock options outstanding;

•	the grant of stock options, including in particular the timing of the authorization of stock option grants by the Company;

•	its subsidiaries, including the due incorporation, good standing and possession of all governmental licenses, authorizations, permits, consents and approvals of its subsidiaries;

•	the accuracy of the Company’s filings with the SEC and compliance with the Sarbanes-Oxley Act;

•	the accuracy of the Company’s financial statements and other information contained in such documents;

•	the absence of certain changes or events since March 31, 2006, including

•	the conduct of the Company’s business other than in the ordinary course consistent with past practice;

•	the occurrence of any material adverse effect (as defined below) on the Company;

•	the splitting, combination or reclassification or declaration, setting aside or payment of dividends, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire securities of the Company or its subsidiaries;

•	its acquisition of assets, securities, properties, interests or businesses;

•	the sale, lease or other transfer, or creation or incurrence of liens on, assets, securities, properties, interests or businesses of the Company or any of its subsidiaries;

•	the making of loans, advances or capital contributions to, or investments in, any other person by the Company;

•	the creation, incurrence, assumption or sufferance to exist of indebtedness by the Company;

•	any damage, destruction or other casualty loss to the Company;

•	the payment, discharge, settlement or satisfaction of any material claims, liabilities or obligations, waiver, relinquishment, release, grant, transfer or assignment any right of material value, or waiver of any material benefits, or agreement to modify in any adverse respect, or failure to enforce, or consent to any matter with respect to which the Company’s consent is required under, any confidentiality, standstill or similar contract that relates to an Acquisition Proposal;

•	any change in the Company’s methods of accounting, except as required by changes in U.S. Generally Accepted Accounting Principles or in Regulation S-X of the 1934 Act as agreed to by its independent public accountants; or

•	the settlement, or offer or proposal to settle, any material proceeding or other claim involving or against the Company or any of its subsidiaries, any stockholder litigation or dispute against the Company or any of its officers or directors or any proceeding or dispute that relates to the transactions contemplated by the Merger Agreement;

•	the absence of undisclosed liabilities of the Company;

•	the Company’s compliance with applicable laws and court orders;

•	the significant contractual agreements to which the Company is a party;

•	the absence of finder’s fees to be paid by the Company;

•	the Company’s intellectual property;

•	certain tax matters;

•	certain labor and employee benefit representations and warranties;

•	certain environmental matters; and

•	antitakeover statutes.

The merger agreement further contains certain representations and warranties made by KLA-Tencor that relate to, among other things:

•	the fair market value of certain of the Company’s assets relating to certain antitrust filings; and

•	the ability of KLA-Tencor to finance the Offer and the Merger.

Reasonable Efforts.  The Company and Parent have agreed to use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, preparing and filing as promptly as practicable (and with respect to any applicable pre-merger notification requirements in Germany, within five business days of the date of the Merger Agreement, and with respect to any applicable pre-merger notification requirement in China and Taiwan, within ten business days of the date of the Merger Agreement) with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party, including through communications with customers of the Company, in each case which are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement. The Company and Parent have further agreed not take or omit to take any actions that would reasonably be likely to result in the failure or material delay to obtain and maintain such required approvals, consents and other confirmations or any of the Regulatory Conditions.

The Merger Agreement provides that the Company and Parent shall cooperate with each other in connection with the making of all such filings. In furtherance of the foregoing, Parent will make appropriate filings pursuant to applicable competition and antitrust laws with respect to the transactions contemplated by the Merger Agreement as promptly as practicable.

The Merger Agreement further provides that each of Parent and the Company shall (i) promptly notify the other party hereto of any written or oral communication to that party or its affiliates from any governmental authority, and of any proceeding of any governmental authority commenced or, to its knowledge, threatened against, relating to or involving that party or its affiliates, (ii) keep the other party reasonably informed of any substantive meeting or discussion with any governmental authority in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated thereby, (iii) subject to all applicable privileges, including the attorney client privilege, furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives, on the one hand, and any governmental authority or members of their respective staffs, on the other hand, in each case referred to in the foregoing clauses (i) through (iii) concerning the Merger Agreement and the transactions contemplated thereby, and (iv) promptly notify the other party of any fact, circumstance, change or effect that could reasonably be expected to prevent Parent’s ability to timely purchase all of the Company Shares pursuant to the Offer and to make the payments in respect of stock options of the Company required by the Merger Agreement.

Notwithstanding the above, Parent or any of its subsidiaries will not be required to:

•	effect any divestiture of, hold separate, or restrict its ownership or operation of, any business or assets of Parent, the Company or their respective subsidiaries, or to enter into any settlement or consent decree, or agree to any undertaking, with respect to any business or assets of the Company or its subsidiaries or of Parent or its subsidiaries;

•	enter into, amend or agree to enter into or amend, any contracts of Parent, the Company or their respective subsidiaries; or

•	otherwise waive, abandon or alter any rights or obligations of the Company, Parent or their respective subsidiaries;

except as would not, individually or in the aggregate, materially diminish the benefits that would reasonably be expected to accrue to Parent from the Merger or the consummation of the transactions contemplated by the Merger Agreement. Parent will also not be required to file or defend any lawsuit or legal proceeding, appeal any judgment or order or contest any injunction issued in a proceeding initiated by a governmental authority.

Conduct of Business by the Company.  The Merger Agreement provides that from the date of the Merger Agreement until the effective time of the Merger, the Company shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and in material compliance with all applicable laws and use reasonable efforts to:

•	preserve intact its present business organization and relationships with third parties;

•	maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations;

•	keep available the services of its directors, officers and key employees; and

•	maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

The Company has further agreed that, subject to certain exceptions, unless expressly contemplated in the Merger Agreement or otherwise consented to by Parent, it will not, nor will it permit any of its subsidiaries to:

•	amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

•	split, combine or reclassify any shares of capital stock of the Company or any of its subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or any of its subsidiaries or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of the Company or its subsidiaries;

•	issue, deliver, sell, pledge, encumber or dispose of, or authorize any such action with respect to any securities of the Company or its subsidiaries or amend any term of any securities of the Company or its subsidiaries (in each case, whether by merger, consolidation or otherwise);

•	enter into any new material line of business or incur or commit to any capital expenditures or any obligations or liabilities in connection therewith inconsistent with the items and amounts set forth in the Company’s capital expenditure budget for fiscal 2007;

•	adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

•	enter into, terminate, renew, amend or modify in any material respect or fail to enforce any material contract;

•	sell, lease or otherwise transfer, or create or incur any lien on, any of the Company’s or its subsidiaries’ assets, securities, properties, interests or businesses;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness of the Company or any of its subsidiaries to any person;

•	pay, discharge, settle or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise);

•	grant or increase any severance or termination pay to (or amend any existing arrangement relating to severance or termination pay with) any director, officer or employee of the Company or any of its subsidiaries;

•	increase benefits payable under any existing severance or termination pay policies or employment agreements;

•	enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its subsidiaries;

•	establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its subsidiaries;

•	increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its subsidiaries;

•	transfer or exclusively license to any person or otherwise extend, amend or modify any rights to any intellectual property rights owned by the Company or its subsidiaries and material to the business of the Company or any of its subsidiaries as currently conducted;

•	take any action for the purpose of preventing, delaying or impeding the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	change the Company’s methods of accounting, except as required by changes in U.S. Generally Accepted Accounting Principles or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

•	settle, or offer or propose to settle:

•	any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its subsidiaries,

•	any stockholder litigation or dispute against the Company or any of its officers or directors, or

•	any proceeding or dispute that relates to the transactions contemplated by the Merger Agreement;

•	make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any tax returns or file claims for material tax refunds, enter into any closing agreement, settle any tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in tax liability;

•	give to any person an indemnity in connection with any intellectual property right, other than indemnities (i) that, individually or in the aggregate, could not result in liability to the Company in excess of the amounts paid by such person to the Company or any of its subsidiaries, (ii) that arise under the standard form terms and conditions of sale of the Company or any of its subsidiaries, or (iii) that are substantially similar to the indemnities previously granted by the Company or any of its subsidiaries to such person or its affiliates; or

•	agree, resolve or commit to do any of the foregoing.

Nonsolicitation Obligations.  The Merger Agreement provides that the Company will, and will cause its subsidiaries to, and shall use its reasonable best efforts to cause the advisors, employees and other agents of the Company and any of its subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below). The Merger Agreement further provides that the Company shall use its reasonable best efforts to enforce the terms and conditions of any confidentiality agreement entered into with such third party with respect to any Acquisition Proposal and to cause any such third party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information. Pursuant to the Merger Agreement, the Company will use its reasonable best efforts to promptly inform its directors, officers, key employees, investment bankers, attorneys, accountants, consultants and other agents and advisors of its nonsolicitation obligations.

The Merger Agreement further provides that neither the Company nor any of its subsidiaries will, nor will the Company or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (together, “Representatives”) to:

•	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal with, or in connection with an Acquisition Proposal furnish any nonpublic information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that such person reasonably believes may be seeking to make, or has made, an Acquisition Proposal or has made any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal,

•	fail to make, withdraw or modify in a manner adverse to Parent the recommendation by the Company Board to the stockholders to accept the Offer (or recommend an Acquisition Proposal) (any of the foregoing in this clause, an “Adverse Recommendation Change”),

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries,

•	enter into any letter of intent, contract or similar document contemplating or otherwise relating to any Acquisition Proposal; or

•	enter into or participate in any discussions or negotiations regarding any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or Merger or that could reasonably be expected to dilute materially the benefits of Parent of the transactions contemplated by the Merger Agreement.

The Company shall instruct, and cause each applicable subsidiary, if any, to instruct, each such representative who has been retained or requested by the Company or any such subsidiary to perform services in connection with the Merger Agreement not to, directly or indirectly, solicit, initiate or take any action knowingly to facilitate or encourage the submission of any Acquisition Proposal.

For purposes of the Merger Agreement, “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any third-party offer, proposal or inquiry relating to, or any third-party indication of interest in,

•	any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its subsidiaries or any equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, which equity or voting securities constitute 20% or more of the voting power of all of the equity and voting securities of the Company or such subsidiary;

•	any takeover bid, tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning any equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, which equity or voting securities constitute 20% or more of the voting power of all of the equity and voting securities of the Company or such subsidiary;

•	a merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company as a result of which the holders of the Company’s or such subsidiary’s equity or voting securities immediately prior to such transaction will hold less than 80% of the voting power of the Company or such subsidiary (or other surviving or resulting entity, as applicable) immediately after the transaction; or

•	a sale of substantially all the assets, liquidation, dissolution or other similar transaction of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

For purposes of the Merger Agreement, “Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal (including for the avoidance of doubt with respect to a series of related transactions such as a tender offer followed by a merger), which did not result from a breach of the Company’s nonsolicitation obligations, made by a third party that, if consummated, would result in a third party (or in the case of a direct merger between a third party or any subsidiary of such third party and the Company, the stockholder of such third party) owning, directly or indirectly, all of the outstanding Shares or all or substantially all the consolidated assets of the Company and its subsidiaries, and which Acquisition Proposal the Company Board determines in good faith by a majority vote, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation and taking into account all of the terms and conditions of such Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (i) is more favorable and provides greater value to all the Company’s stockholders than as provided under the Merger Agreement (including any changes to the terms of the Merger Agreement or the Offer proposed by Parent prior to the time of such determination in response to such Superior Proposal or otherwise), (ii) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party) and (iii) is reasonably capable of being completed on the terms proposed without unreasonable delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

Notwithstanding the foregoing, the Company Board, directly or indirectly through advisors, agents or other intermediaries, may:

•	if the Company Board determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that failure to take such actions would be inconsistent with its fiduciary duties under applicable law, (a) engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide Acquisition Proposal in writing that the Company Board in good faith believes is or is reasonably likely to lead to a Superior Proposal, and (b) thereafter furnish to such third party information relating to the Company or any of its subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the confidentiality agreement with Parent and that permit the Company to comply with the terms of its nonsolicitation obligations under the Merger Agreement (a copy of which shall be promptly (in all events within 24 hours) provided for informational purposes only to Parent);

•	to the extent it determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that it is so required by the Company Board’s fiduciary duties under applicable law, make an Adverse Recommendation Change; and

•	take any non-appealable, final action that any court of competent jurisdiction orders the Company to take.

For purposes of this paragraph, the term “Acquisition Proposal” shall have the meaning ascribed to such term as defined below, except that references to “20%” or “80%” in clauses (i) through (iv) of such definition shall be replaced with “50%”. Nothing contained in the Merger Agreement shall prevent the Company Board from complying with Rule 14e-2(a) or 14d-9 under the 1934 Act with regard to an Acquisition Proposal.

The Company Board shall not take any of the actions referred to in the immediately preceding paragraph unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In the case of any Adverse Recommendation Change referred to in the immediately preceding paragraph in which neither the Company nor any of its advisors has received any Acquisition Proposal, such notice shall be given to Parent at least 48 hours before taking such action.

In addition, the Company must notify Parent within 48 hours after:

•	receipt of an Acquisition Proposal;

•	receipt of an indication that a third party is considering making an Acquisition Proposal;

•	any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that the Company reasonably believes may be considering making, or has made, an Acquisition Proposal; or

•	any breach of the obligations of the Company and its subsidiaries of the Company’s non-solicitation obligations set forth in the Merger Agreement. The Company must provide such notice orally and in writing and shall identify the material terms and conditions of any such Acquisition Proposal, indication, request or breach. The Company must keep Parent fully informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request.

The Company Board shall not make an Adverse Recommendation Change in connection with an Acquisition Proposal unless:

•	the Company notifies Parent, in writing, at least three business days before making an Adverse Recommendation Change, of its intention to take such action, attaching the most current version of such proposed agreement or a detailed summary of all material terms of any such proposal and the identity of the party making such Acquisition Proposal;

•	the Company shall have, during such three business day period, negotiated in good faith with Parent with respect to any changes to the Merger Agreement that Parent shall have proposed; and

•	Parent does not make, within such three business day period, an offer that the Company Board determines is at least as favorable to the stockholders of the Company from a financial point of view as the competing transaction set forth in the Company’s written notice.

Other Covenants of the Company.  The Merger Agreement provides that the Company will take such other actions between the date of the Merger Agreement and the effective time of the Merger including:

•	duly call a meeting of the stockholders of the Company to approve the Merger, if applicable, and use its best efforts to obtain the stockholders’ adoption of the Merger Agreement;

•	prepare and distribute to the Company’s stockholders a proxy statement containing a statement by the Company Board recommending adoption of the Merger Agreement by the Company’s stockholders;

•	give Parent reasonable access to the offices, properties, books and records of the Company, furnish to Parent such financial and operating data and other information as may be reasonably requested and instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its subsidiaries to cooperate with Parent in its investigation of the Company;

•	promptly notify Parent of:

•	any notice or other communication alleging that the consent is or may be required in connection with the transactions contemplated by the Merger Agreement;

•	any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement; and

•	any proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the representations and warranties of the Company contained in the Merger Agreement that relate to the Company’s compliance with applicable law and court orders, litigation, employee benefits matters or environmental matters or that relate to the consummation of the transactions contemplated by the Merger Agreement;

•	any inaccuracy of any representation or warranty contained in the Merger Agreement at any time during the term of the Merger Agreement that could reasonably be expected to cause the related condition under “The Offer — Section 15 — Conditions to the Offer” not to be satisfied; and

•	any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement;

•	take certain actions with respect to the Company’s Amended and Restated 2000 Employee Stock Purchase Plan, including terminating such plan conditional on the closing of the Merger;

•	terminate any and all of its 401(k) plans; and

•	use its reasonable best efforts to ensure that Parent has the benefit of certain software and other intellectual property rights that the Company has licensed.

Indemnification and Insurance.  The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger existing in favor of the current or former directors or officers of the Company and its subsidiaries (the “Indemnified Persons”) as provided in their respective certificates of incorporation, bylaws or indemnification or other agreements will survive the Merger and continue in full force and effect in accordance with their terms, provided that such obligations shall be subject to any limitation imposed from time to time under applicable law.

Prior to the effective time of the Merger, the Company may purchase a “tail” officers’ and directors’ liability insurance policy, which by its terms shall survive the Merger and shall provide each Indemnified Person with coverage for six (6) years following the effective time of the Merger on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance, provided that the aggregate premium for such tail policy is not greater than 350% of the annual premium paid by the Company for such existing insurance, and provided, further, that if such 350% of the annual premium paid by the Company for such existing insurance is not sufficient for such coverage, the Company may, at its option, spend up to that amount to purchase such lesser coverage as may be obtained with such amount. If the Company elects to purchase such a tail policy, it shall give notice to Parent of such election, which notice shall include the price and all other material terms of such proposed policy, and Parent shall, if Parent gives the Company notice within three business days of the receipt of such notice from the Company, purchase a tail policy (which policy shall provide each Indemnified Person with coverage for six (6) years following the effective time of the Merger on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance) in lieu of the tail policy proposed by the Company. If Parent or the Company shall purchase such a tail policy prior to the effective time of the Merger, Parent and the Surviving Corporation shall maintain such tail policy in full force and effect and continue to honor their respective obligations thereunder for the full term thereof.

Employee Benefit Plans.  The Merger Agreement provides that from and after the effective time of the Merger, subject to the terms of Parent’s current employee benefit plans, Parent will provide, or cause the Surviving Corporation to provide, to each employee of the Company and its subsidiaries who continues employment with Parent or the surviving corporation of the Merger after the effective time of the merger (collectively, the “Continuing Employees”) employee benefits that are no less favorable than those Parent provides to its own similarly-situated employees.

To the extent permitted under Parent’s employee benefit plans, Parent will further provide each Continuing Employee with credit for purposes of eligibility to participate and vesting under Parent’s plans for years of prior service with the Company. To the extent permitted under Parent’s employee benefit plans and subject to any third party insurer’s consent, Parent will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Parent in which such employees and their eligible dependents will participate to be waived (to the extent not applicable under the Company’s employee benefit plans) and will provide credit for any co-payments and deductibles prior to the effective time of the merger but in the plan year which includes the effective time of the Merger for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply for such plan year after the effective time of the Merger.

Termination.  The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the acceptance of the Shares pursuant to the Offer:

•	by mutual written agreement of the Company and Parent;

•	by either the Company or Parent, if:

•	any statute, rule or regulation shall have been enacted or promulgated by any governmental authority, or any order, injunction, judgment, judicial decision, decree, ruling, or other legal restraint shall have been issued, in any case, that (i) makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or (ii) enjoins the Purchaser from accepting for payment, and paying for, the Shares pursuant to the Offer or the Company or Parent from consummating the Merger and, in respect of an order, injunction, judgment, judicial decision, decree or ruling under clause (i) or (ii) above, which shall have become final and nonappealable; or

•	the Offer has not been consummated by July 7, 2007 (the “End Date”); provided that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by the End Date;

•	by Parent, if:

•	there is an inaccuracy in the Company’s representations and warranties in the Merger Agreement, or a breach by the Company of its covenants in the Merger Agreement, in either case such that the Purchaser’s related condition to the consummation of the Offer described under “The Offer — Section 15 — Conditions to the Offer” would fail to be satisfied, and such inaccuracy or breach is not cured within 30 days after notice thereof and is not reasonably likely to be cured prior to the End Date;

•	an Adverse Recommendation Change shall have occurred or the Company shall have willfully and materially breached its obligations described below under “Acquisition Proposals”; or

•	there shall have occurred any change, development or event such that the conditions set forth in clause (f) under “The Offer — Section 15 — Conditions to the Offer” would fail to be satisfied;

•	by the Company, if:

•	the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a written agreement concerning a Superior Proposal; provided, that the Company shall have paid the Termination Fee (as defined below); and provided further, that the Company notifies Parent, in writing and at least 72 hours prior to such termination of its intention to terminate the Merger Agreement and enter into a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal, attaching the most current version of such agreement or a detailed summary of all material terms and conditions thereof and the identity of the party making such Superior Proposal, and Parent does not make, within three business days of receipt of such written notification, a binding offer that the Company Board determines, in good faith after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation, is as favorable or more favorable to the stockholders of the Company as such Superior Proposal; or

•	at any time following March 7, 2007, if any of the Regulatory Conditions (as defined in “The Offer — Section 15 — Conditions to the Offer”) is not satisfied; provided that the Company’s right to terminate the Merger Agreement pursuant to this clause shall not be available if the Company’s material breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such date.

Fees and Expenses; Termination Fee.  Except as provided below, each party will bear its own expenses incurred in connection with the preparation, execution and performance of the transactions contemplated by the Merger Agreement, including, but not limited to, all fees and expenses of agents, representatives, counsel, financial advisors and accountants.

Therma-Wave has agreed to pay KLA-Tencor (by wire transfer of immediately available funds) a fee of $3.69 million (the “Termination Fee”) if the Merger Agreement is terminated:

•	by either party if the Offer has not been consummated by the End Date and each of the Regulatory Conditions has been satisfied;

•	by Parent, if there is an inaccuracy in the Company’s representations and warranties or a breach by the Company of its covenants in the Merger Agreement, in either case such that the related condition to consummation of the Offer described under “The Offer — Section 15 — Conditions to the Offer” would fail to be satisfied, and such inaccuracy or breach is not cured within 30 days after notice thereof and is not reasonably likely to be cured prior to the End Date;

•	by the Company, if at any time following March 7, 2007, if any of the Regulatory Conditions is not satisfied; provided that the Company’s right to terminate the Merger Agreement pursuant to this clause shall not be available if the Company’s material breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such date;

•	by Parent, if an Adverse Recommendation Change shall have occurred or the Company shall have willfully and materially breached its obligations described below under “Acquisition Proposals”; or

•	by the Company, if the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a written agreement concerning a Superior Proposal;

provided, that in the event of a termination under the first three bullets above, the Termination Fee shall be paid only if (A) at the time of such termination an Acquisition Proposal (other than any nonpublic inquiry) has been received by the Company or an Acquisition Proposal has been publicly announced and such proposal has not been withdrawn and (B) within 12 months following the date of such termination, the Company enters into an agreement contemplating, or consummates, a transaction in which (1) the Company merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a Third Party as a result of which the holders of the Company’s equity securities immediately prior to the consummation of such transaction shall hold less than 50% of the voting power of the Company (or other surviving or resulting entity) following the transaction; (2) a Third Party, directly or indirectly, acquires more than 50% of the total assets of the Company and its subsidiaries, taken as a whole; (3) a Third Party, directly or indirectly, acquires more than 50% of the outstanding Company Shares; or (4) the Company adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Company Shares.

In the event that Parent or the Company terminates the Merger Agreement because the Offer has not been consummated by the End Date and the sole reason that the transaction has not been consummated by the End Date (but without regard to the satisfaction of the Minimum Tender Condition or the delivery of the certificates of the Company described in clauses (f) and (g) set forth under “The Offer — Section 15 — Conditions to the Offer”) is that one or more of the Regulatory Conditions has not been satisfied, Parent shall pay to the Company (by wire transfer of immediately available funds), within two Business Days following such termination, a fee of $2.21 million.

Tender and Support Agreement.  The following is a summary of the Tender and Support Agreement, a form of which is filed as Exhibit (d)(2) to the Schedule TO referred to in Section 18, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement dated January 7, 2007 (the “Tender and Support Agreement”) with Larry Tomlinson, Leonard Baker, John D’Errico, Gregory Graves, Nam Suh, John Willinge, Peter Hanley, David Aspnes, Papken Der Torossian, Boris Lipkin, Joe Passarello, Brian Renner, Jon Opsal, John Mathews, Raul Tan, Noel Simmons and Lena Nicolaides, who are all of the directors and executive officers of the Company, and Deephaven Capital Management, LLC and North Run Advisors, LLC, who are the holders of the Preferred Shares (collectively, the “Supporting Stockholders”). Collectively, the Supporting Stockholders directly own 4,550,717 Common Shares (excluding the shares issuable upon exercise of outstanding options) and 10,400 Preferred Shares (or approximately 6,709,677 Common Shares after full conversion of the Preferred Shares), representing approximately 25% of the Company’s issued and outstanding Common Shares (assuming full conversion of the Preferred Shares) as of January 7, 2007.

Pursuant to the Tender and Support Agreement, each of the Supporting Stockholders has agreed to tender all of the Shares beneficially owned by the Supporting Stockholder (the “Subject Shares”) in the Offer. Pursuant to the Tender and Support Agreement, promptly, but in any event no later than three business days after such Supporting Stockholder has received all documents or instruments required to be delivered pursuant to the terms of the Offer, each Supporting Stockholder will (i) deliver to the Depositary (A) a letter of transmittal with respect to his or her Subject Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Subject Shares and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (ii) instruct his or her broker or such other person that is the holder of record of any Subject Shares beneficially owned by such Support Stockholder to tender such Subject Shares pursuant to and in accordance with the terms of the Offer.

Each Supporting Stockholder has agreed that once his or her Subject Shares are tendered by him or her, such Stockholder will not withdraw any of such Subject Shares from the Offer, unless and until (i) the Offer shall have been terminated by the Purchaser in accordance with the terms of the Merger Agreement, or (ii) the Tender and Support Agreement shall have been terminated in accordance with its terms.

The Tender and Support Agreement also provides that if any Subject Shares have not been previously accepted for payment and paid for by the Purchaser pursuant to the Offer, the each Supporting Stockholder agrees to vote, or cause his or her Subject Shares to be voted, in favor of the Merger and against (A) any agreement or arrangement related to any Acquisition Proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries or (C) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement and (i) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by Parent which are necessary or appropriate in order to effectuate the foregoing. Each Supporting Stockholder also agreed that he or she will not: (a) transfer or consent to or permit any such transfer of, any or all of its Subject Shares, or any interest therein, or create or permit to exist any lien, other than any restrictions imposed by applicable law or pursuant to the Tender and Support Agreement, on any such Subject Shares, (b) enter into any contract with respect to any transfer of such Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (d) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (e) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Tender and Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of each Supporting Stockholder therein untrue or incorrect.

Each holder of Preferred Shares has also agreed either to sell its warrants to purchase Common Shares to Parent or to submit such warrants to the Company for redemption, at the election of Parent, after the Expiration Date. In either case, each such holder will receive an amount of cash equal to what such holder would have received had such holder elected to convert its warrants immediately prior to the consummation of the Offer.

The Tender and Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger. Any holder of the Preferred Shares shall have the right to terminate the Tender and Support Agreement immediately following (A) any change in the nature of the consideration payable in the Offer or the Merger, (B) any decrease in consideration payable in the Offer or the Merger, (C) any increase in the consideration payable to holders of Subject Shares that is not made equally available to holders of the Preferred Shares (on an as-converted basis), (D) any waiver of the Minimum Condition by each of the Company and Parent or (E) the date that is 9 months after the date of the Tender and Support Agreement.

Mutual Nondisclosure Agreement.  The following is a summary of the Amended and Restated Nondisclosure Agreement, a form of which is filed as Exhibit (d)(3) to the Schedule TO referred to in Section 18, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Amended and Restated Nondisclosure Agreement.

On April 27, 2006, the Company and Parent entered into a mutual nondisclosure agreement (the “Nondisclosure Agreement”). Each party agreed that any information furnished to it would be kept confidential for a period of five years from the date of disclosure, and would be used only for the purpose of evaluating a possible transaction. Each party also agreed, among other things, to restrict access of all confidential information received from the other party to only those employees and consultants of the receiving party who need to be informed of such confidential information for the purpose of evaluating a possible transaction between the parties, and only if such employees and consultants sign agreements of confidentiality that contain substantially the same obligations contained in the Nondisclosure Agreement.

On May 15, 2006, the Company and Parent amended and restated the Nondisclosure Agreement (the “Amended and Restated Nondisclosure Agreement”). In addition to the terms agreed upon by the parties as described above, each party agreed, among other things, that, without the prior written consent of the board of directors of the other party, it would not, and would cause its directors, officers, employees, agents, advisors and affiliates not to, (i) directly or indirectly, acquire or offer to acquire in any manner, any voting securities, direct or indirect rights to acquire any voting securities, or assets, of the other party, (ii) directly or indirectly participate in any solicitation of proxies to vote the other party’s voting securities, (iii) make any public announcement with respect to, or submit a proposal for, or offer of, certain transactions involving the other party or any of such other party’s securities or assets, (iv) participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing actions described in items (i) through (iii) above, (v) act or seek to influence in any manner the management, board of directors or the policies of the other party, (vi) take any action that could reasonably be expected to require the other party to make a public announcement regarding the possibility of any of the events described in items (i) through (v) above, or (vii) request to amend or waive the paragraph in the Amended and Restated Nondisclosure Agreement setting forth items (i) through (vii) above, until the earlier of one year from the date of the Amended and Restated Nondisclosure Agreement, or the occurrence of certain events described in the Amended and Restated Nondisclosure Agreement. Subject to specified exceptions, for a period of one year from the date of the Amended and Restated Nondisclosure Agreement, each party agreed not to solicit for employment any employee of the other party that has been introduced by such party in connection with the potential transaction contemplated by the Amended and Restated Nondisclosure Agreement.

14.	Dividends and Distributions.

As discussed in Section 13, pursuant to the Merger Agreement, without the prior approval of Parent or as otherwise contemplated in the Merger Agreement, the Company has agreed not (i) issue, deliver, sell, pledge, encumber or dispose of, or authorize any such action with respect to any shares of any securities of the Company or its subsidiaries, other than the issuance of (a) any Common Shares upon the exercise of Company stock options that are outstanding on the date of the Merger Agreement in accordance with the terms of those options on the date of the Merger Agreement, (b) any Company Shares pursuant to the ESPP, (c) any Common Shares upon the conversion of Preferred Shares or exercise of warrants to purchase Company Shares in accordance with their terms and the terms of the Tender and Support Agreement or (d) any securities of the subsidiaries of the Company to the Company or any other subsidiary or (ii) amend any term of any security of the Company or its subsidiaries (in each case, whether by merger, consolidation or otherwise).

The Company has further agreed not to split, combine or reclassify any shares of capital stock of the Company or its subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its subsidiaries (other than dividends by any of the Company’s wholly owned subsidiaries to the Company or another wholly-owned subsidiary), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of the Company or its subsidiaries.

15.	Conditions of the Offer.

Notwithstanding any other term of the Offer, subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if at the expiration of the Offer, (1) the Minimum Condition shall not have been satisfied or (2) any of the following conditions shall not have been satisfied and such non-satisfaction shall be continuing:

(a) Applicable Competition Law.  Any waiting period under the Hart-Scott Rodino Act (the “HSR Act”) and any other applicable law analogous to the HSR Act or otherwise regulating antitrust, competition or merger control matters in one or more foreign jurisdictions that is required in connection with the Offer shall have expired or have been terminated.

(b) Governmental Approval.  Parent, the Company and the Purchaser and their respective subsidiaries shall have timely obtained from each governmental authority all material approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the other transactions contemplated by the Merger Agreement.

(c) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition prohibiting the consummation of the Offer or the Merger shall be in effect; nor shall any applicable law be enacted, entered or enforced which prohibits the consummation of the Offer or the Merger.

(d) No Governmental Proceedings.  No suit, claim, action, litigation, proceeding or hearing brought by any Governmental Authority shall be pending (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeking to restrain or prohibit Parent’s or the Purchaser’s ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole.

(e) Material Adverse Effect.  No change shall have occurred since the date of the Agreement that has a Material Adverse Effect.

(f) Representations and Warranties.  The representations of the Company relating to corporate authorization, the capitalization of the Company (other than with respect to certain representations related to the grant and number of outstanding stock options and ownership of securities of the Company by its subsidiaries), finder’s fees and the absence of antitakeover statutes shall in each case be true and correct (other than in de minimis respects) as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer, except (i) to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date. All other representations and warranties of the Company shall in each case be true and correct as of the date of the Merger Agreement and as of the expiration of the Offer as though made as of the expiration of the Offer, except to the extent any such other Company representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such other Company representations and warranties shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), then the condition stated in this clause shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) do not have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(g) Preferred Shares.  All of the issued and outstanding Preferred Shares shall have been validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration date of the Offer (as it may be extended pursuant to the Merger Agreement) and not withdrawn.

(h) Performance of Covenants and Obligations of the Company.  The Company shall have performed in all material respects its covenants and obligations required to be performed by it under the Merger Agreement at or prior to the expiration of the Offer, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.

(i) Definitive Agreement.  The Agreement shall be in full force and effect and shall not have been terminated.

The foregoing conditions are for the sole benefit of Parent and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The term “Material Adverse Effect” means any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination, has or is reasonably likely to have a material adverse effect on (i) the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) (to the extent applicable) the Company’s ability to timely consummate the Merger and the other transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement, excluding, in the case of clause (i) above, any such effect resulting from or arising out of: (A) any loss of or adverse change in the relationship of the Company and its subsidiaries with their respective employees, customers, partners or suppliers arising out of or related to the announcement, pendency or consummation of the Offer or the Merger, (B) general economic, market or political conditions (including acts of terrorism or war or other force majeure events) that do not disproportionately affect the Company and its subsidiaries, taken as a whole, (C) general conditions in the industry in which the Company and its subsidiaries operate that do not disproportionately affect the Company and its subsidiaries, taken as a whole, (D) any changes (after the date of this Agreement) in U.S. Generally Accepted Accounting Principles or applicable law, (E) any failure to take any action as a result of compliance with the restrictions or other prohibitions set forth in the second sentence of “Section 13 — The Merger Agreement — Conduct of Business by the Company,” (F) any failure of the Company to meet internal or analysts’ expectations or projections (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred) or (G) any proceeding made or brought by any holder of Shares (on the holder’s own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated hereby (including the Offer and the Merger).

16.	Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described below under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — Section 15.”

State Takeover Statutes.  As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 15.”

Antitrust in the United States.  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Based upon the calculation of the value of the Company’s assets as determined under the HSR Act, we believe that the transaction is exempt from the HSR Act’s notice requirements and such information is not required to be delivered to the Antitrust Division. Should any such notice or other action be required, we currently contemplate that such approval or other action will be sought.

Antitrust in Germany.  Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on January 12, 2007. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the ARC if the Purchaser owns 50% or more of the outstanding shares at the time of the Merger and if the Merger occurs after the acquisition of shares under the Offer is approved by the FCO, either by written approval or by expiration of any applicable waiting period.

Antitrust in Taiwan.  Under Taiwan’s Fair Trade Law (“FTL”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the Taiwan Fair Trade Commission (“TFTC”), either by written approval or the expiration of a 30 day waiting period commenced by the filing by Parent of a complete notification (the “Taiwan Notification”) with respect to the Offer, unless the TFTC notifies Parent within the 30 day waiting period of the extension of the review period for a second 30-day period (for a total of 60 days) for an in-depth investigation. Parent anticipates that it will file the Taiwan Notification on or prior to January 22, 2007. If the TFTC initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved in writing by the TFTC, unless the TFTC notifies Parent that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the TFTC or the expiration of any applicable waiting period is a condition of the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Antitrust in the People’s Republic of China.  Under the provisions of the PRC’s Regulations on the Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Regulations”), the acquisition of Shares pursuant to the Offer may be consummated, provided that the acquisition is approved by the Chinese merger control authorities, ie. the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) and the State Administration for Industry and Commerce of the People’s Republic of China (“SAIC”). Pursuant to guidelines issued in 2006 by MOFCOM, merger control submission is deemed to be approved if no hearing is convened and Parent has not received further notification from MOFCOM within 30 working days of the date that the Chinese Notification is filed. Parent anticipates that it will file the notification report (“Chinese Notification”) with MOFCOM and SAIC on or prior to January 22, 2007. If a hearing is convened, MOFCOM and SAIC may exercise their discretion to extend the waiting period to conduct second-phase investigations. If a second-phase investigation is initiated, the acquisition of Shares under the Offer may be consummated if the acquisition is approved, unless MOFCOM and SAIC notify Parent that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by MOFCOM and SAIC or the expiration of any applicable waiting period is a condition of the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Antitrust in Israel.  The Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder require the filing of a notice of merger with the Restrictive Trade Practices Commissioner where the applicable criteria are met. Within thirty days of receiving such notice of merger from the parties to the merger, the Restrictive Trade Practices Commissioner will notify the parties that it (i) objects to the merger, (ii) consents to the merger, subject to certain conditions, or (iii) will require additional information or an extension of time to properly review the transactions. The consent of the Restrictive Trade Commissioner must be received prior to closing the merger. KLA-Tencor and Therma-Wave intend to file the notice of merger as soon as reasonably practicable.

Other Foreign Competition Law Filings.  Based upon our examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 15.”

Other Regulatory Matters.  Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. Federal law. In particular, unless the Shares were deregistered under the 1934 Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the 1934 Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

17.	Fees and Expenses.

We have retained D.F. King & Co., Inc. to act as the information agent and Computershare Shareholder Services, Inc. to act as the depositary in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. Federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the 1934 Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — Section 9” of this Offer to Purchase.

FENWAY ACQUISITION CORPORATION

January 18, 2007

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address of each director and officer is KLA-Tencor, One Technology Drive, San Jose, California 95035. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Parent.

None of Parent or the directors and officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Edward W. Barnholt Director	Edward W. Barnholt has been a Director of KLA-Tencor since 1995, and was named Chairman of the Board in October 2006. From March 1999 to March 2005, Mr. Barnholt was President and Chief Executive Officer of Agilent Technologies, Inc. (“Agilent”) and from November 2002 to March 2005, he was Chairman of the Board. On March 1, 2005, Mr. Barnholt retired as the Chairman, President and Chief Executive Officer of Agilent. Before being named Agilent’s Chief Executive Officer, Mr. Barnholt served as Executive Vice President and General Manager of Hewlett-Packard Company’s Measurement Organization from 1998 to 1999. From 1990 to 1998, he served as General Manager of Hewlett-Packard Company’s Test and Measurement Organization. He was elected Senior Vice President of Hewlett-Packard Company in 1993 and Executive Vice President in 1996. Mr. Barnholt also serves on the boards of directors of eBay, the Tech Museum of Innovation and the Silicon Valley Leadership Group, Adobe and the Packard Foundation.	63

H. Raymond Bingham Director	H. Raymond Bingham has been a Director of KLA-Tencor since October 1999. He served as President and Chief Executive Officer of Cadence Design Systems, Inc. (“Cadence”) from April 1999 to April 2004. Mr. Bingham was the Executive Chairman of the board of directors of Cadence from May 2004 to July 2005 and was a director of Cadence from November 1997 to July 2005. From 1993 to April 1999, Mr. Bingham served as Executive Vice President and Chief Financial Officer of Cadence. Prior to joining Cadence, Mr. Bingham was Executive Vice President and Chief Financial Officer of Red Lion Hotels, Inc. for eight years. Mr. Bingham also serves on the board of directors of Oracle Corporation.	60

Robert T. Bond Director	Robert T. Bond has been a Director of KLA-Tencor since August 2000. From April 1996 to January 1998, Mr. Bond served as Chief Operating Officer of Rational Software Corporation. Prior to that, he held various executive positions at Rational Software Corporation. Mr. Bond was employed by Hewlett-Packard Company from 1967 to 1983 and held various management positions during his tenure there. Mr. Bond also serves on the board of directors of MontaVista Software.	63

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Lawrence A. Gross Executive Officer	Lawrence A. Gross was elected Executive Vice President-Legal and Interim General Counsel of KLA-Tencor Corporation in October 2006. Mr. Gross joined the Company in September 2006 in an interim role to assist with the stock option investigation and related matters and with managing the Company’s legal function. From 1986 to March 2006, Mr. Gross was the chief counsel of SunGard Data Systems Inc., a global provider of software and processing solutions headquartered in Wayne, Pennsylvania. From 2005 to 2006, Mr. Gross was SunGard’s Senior Vice President — Chief Administrative Officer and Chief Legal Officer, and from 1986 to 2004, Mr. Gross was SunGard’s General Counsel and Vice President or Senior Vice President. Before joining SunGard, Mr. Gross was a corporate attorney at Blank Rome LLP, a full-service law firm based in Philadelphia. Mr. Gross is a 1979 magna cum laude graduate of the University of Michigan Law School and also holds bachelor’s and master’s degrees from the University of Michigan.	54

Jeffrey L. Hall Executive Officer	A seven-year veteran of KLA-Tencor, with 17 years of experience in both corporate finance and operations, Jeffrey Hall was appointed Chief Financial Officer (CFO) on January 5, 2006. Prior to this, he served as the vice president of finance, tax and treasury, where he focused on enhancing the Company’s operational performance and spearheaded major cost-saving efforts. Mr. Hall began his career at KLA-Tencor in January 2000 in charge of mergers and acquisitions before moving to the office of vice president finance and accounting. Before joining KLA-Tencor, Mr. Hall was CFO of Sonoma Spa Resorts. He also held financial positions at Walt Disney World, AT&T and NCR. Mr. Hall earned his bachelor’s degree in finance from Indiana University and his master’s degree in business administration from the University of Dayton.	41

Stephen P. Kaufman Director	Stephen P. Kaufman has been a Director of KLA-Tencor since November 2002. He has been a Senior Lecturer at the Harvard Business School since January 2001. He was a member of the board of directors of Arrow Electronics, Inc. (“Arrow”) from 1984 to May 2003. From 1986 to June 2000, he was Chief Executive Officer of Arrow. From 1985 to June 1999, he was also Arrow’s President. From 1994 to June 2002, he was Chairman of the Board of Arrow. Mr. Kaufman also serves on the board of directors of Harris Corporation.	64

John H. Kispert Executive Officer	John H. Kispert has been President and Chief Operating Officer since January 2006. Prior to that, he served as Chief Financial Officer and Executive Vice President of the Company since July 2000. From July 1999 to July 2000, Mr. Kispert was Vice President of Finance and Accounting. From February 1998 to July 1999, he was Vice President of Operations for the Wafer Inspection Group. Mr. Kispert joined KLA-Tencor in February 1995 and has held a series of other management positions within the Company. He currently serves on the board of directors of North American SEMI, an industry trade association.	43

Jorge Titinger Executive Officer	Jorge Titinger is the Executive Vice President and Chief Administrative Officer at KLA-Tencor Corporation; responsible for Information Technology, Corporate Learning & Development, Facilities and the Company’s globalization initiative. Mr. Titinger joined KLA-Tencor in December of 2002 as the Vice President and General Manager of the Texas Instruments Strategic Business Unit and the Central U.S. Business Unit. Mr. Titinger then became the Vice President and general manager of the Global Customer Operations group. Prior to his current assignment, he was the Senior Vice President and general manager of the Global Support Services group. Prior to joining KLA-Tencor, Mr. Titinger has held executive positions at Applied Materials, Insync, Silicon Graphics and Hewlett Packard. Mr. Titinger holds a Bachelor’s Degree in Electrical Engineering, a Master’s Degree in Electrical Engineering, and a Master’s Degree in Engineering Management and Business, all from Stanford University.	45

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Ben Tsai Executive Officer	Ben Tsai rejoined KLA-Tencor in 2006 as the Company’s Chief Technology Officer. Before returning to KLA-Tencor, Ben held the position of Senior Vice President, Technology at Tokyo Electron Limited. Previously, Dr. Tsai spent 20 years at KLA-Tencor in various positions including Group Vice President, Chief Technology Officer of Systems where he was responsible for some of the Company’s key technology alliances for optics and sensors. He was also General Manager of the WIN division. Prior to the KLA-Tencor merger, Dr. Tsai held numerous positions with increasing responsibility at KLA Instruments including Chief Technology Officer and several executive positions in the Wafer Inspection division. Dr. Tsai holds over twenty patents in the areas of inspection and metrology. He received his bachelor’s degree in electrical engineering from the National Taiwan University and a master’s degree and PhD in electrical engineering from the University of Illinois at Urbana-Champaign.	48

Lida Urbanek Director	Lida Urbanek has been a Director of KLA-Tencor since April 30, 1997. She is a private investor. She was a director of Tencor Instruments from August 1991 until April 30, 1997.	63

Richard P. Wallace Director and Executive Officer	Rick Wallace was appointed chief executive officer of KLA-Tencor Corporation on January 1, 2006. Mr. Wallace brings 18 years of experience at KLA-Tencor to his current role, and has held a variety of senior management positions at KLA-Tencor. These include president and chief operating officer, executive vice president, overseeing the company’s Reticle and Photomask Inspection Division, Films and Surface Technology Division, CTO Software and Customer Groups, and executive vice president of KLA-Tencor’s Wafer Inspection Group. He also served at KLA-Tencor as group vice president for the Lithography Control Group, as well as vice president/general manager and vice president of marketing for the Wafer Inspection Division. He joined KLA-Tencor in 1988 as an applications engineer. Earlier in his career, Rick built his expertise in lithography and yield management through engineering positions with Ultratech Stepper and Cypress Semiconductor. He earned his bachelor’s degree in electrical engineering from the University of Michigan and his master’s degree in engineering management from Santa Clara University, where he also taught strategic marketing and global competitiveness courses upon his graduation.	46

David C. Wang Director	David C. Wang has been a Director of KLA-Tencor since May 2006. Mr. Wang has served as President, China for Boeing Co. since 2002. Prior to joining Boeing, he spent 22 years at General Electric where he worked in various capacities, including most recently as chairman and CEO of GE China. In addition, Wang served in executive positions in Singapore, Malaysia and Mexico. Prior to joining GE, Mr. Wang held various engineering positions at Emerson Electric. Wang is also a director of Linktone, Ltd. Mr. Wang currently resides in Beijing and also serves on the Beijing International MBA Program Advisory Board at Beijing University and the Western Academy of Beijing Education Foundation.	62

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is in care of KLA-Tencor Corporation, One Technology Drive, San Jose, California 95035. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser. None of the Purchaser or the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Jeffrey L. Hall Director and President	Jeffrey L. Hall is Chief Financial Officer of KLA-Tencor Corporation, a position he has held since January 2006. Prior to January 2006, he served as the vice president of finance, tax and treasury at KLA-Tencor, where he focused on enhancing the Company’s operational performance and spearheaded major cost-saving efforts. Mr. Hall began his career at KLA-Tencor in January 2000 in charge of mergers and acquisitions before moving to the office of vice president finance and accounting. Before joining KLA-Tencor, Mr. Hall was CFO of Sonoma Spa Resorts. He also held financial positions at Walt Disney World, AT&T and NCR. Mr. Hall earned his bachelor’s degree in finance from Indiana University and his master’s degree in business administration from the University of Dayton.	41

Laurence Wagner Director and Vice President	Laurence Wagner is Senior Vice President, Business Development of KLA-Tencor Corporation, a position he has held since November 2006. From August 2004 to November 2006, Mr. Wagner served as Senior Vice President, Strategic Business Development at KLA-Tencor. From June 2003 to August 2004, he was a principal of Excellerant Group, an M&A boutique. From May 2001 to June 2003, he was corporate Vice President and President, Microlithography Division of FSI International, a leading supplier of semiconductor process equipment. From October 1999 to February 2001, he was Senior Vice President and President, Advanced Bonding Systems Group. From 1998 to 1999, Mr. Wagner was Senior Vice President, Packaging Materials Group at Kulicke and Soffa Industries, a leading supplier of semiconductor packaging equipment and materials. From 1996 to 1998 he was Vice President, Electronic Materials at EMCORE Corporation. Mr. Wagner currently serves on the Board of Directors of Surfect Holdings Inc (SUFH) and Applied Photonics, Inc.	46

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Computershare Shareholder Services, Inc.

By Mail:	By Overnight Mail:
Computershare Trust Company, N.A. Therma-Wave, Inc. P.O. Box 43011 Providence, RI 02940-3011 Attn: Corporate Actions Department	Computershare Trust Company, N.A. Therma-Wave, Inc. 250 Royall Street Canton, MA 02021 Attn: Corporate Actions Department

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and Brokers call:

(212) 269-5550 (collect)

All others call toll free:

(800) 431-9633